Mail Stop 3561

November 3, 2006

Via U.S. Mail

Steve Kelly
President
One Earth Energy, LLC
1306 West 8th Street
Gibson City, Illinois 60936

Re: One Earth Energy, LLC
Amendment no. 3 to Registration Statement on Form SB-2
Filed November 2, 2006
File No. 333-135729

Dear Mr. Kelly,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that page references are to the marked copy you provided to us.

Federal Income Tax Consequences of Owning Our Units, page 86

1. We reissue prior comment 6 in part. Please revise to clarify that this discussion is the tax opinion of Brown Winick. Also, revise the short form tax opinion to clarify that counsel's opinion is contained in the Federal Income Tax Consequences section and adopted in the opinion filed as Exhibit 8.1.

Experts, page 94

2. We note your response to prior comment 4. Your revised disclosure refers to "the validity of the opinion" provided by tax counsel. Please revise to clearly state that counsel has provided an "opinion" by deleting the phrase "the validity of the."

Exhibit 8.1

3. We reissue prior comment 7 in part. Please revise to delete the subjective reference to "known facts."

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3755 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Christopher R. Sackett, Esq.
        Brown, Winick, Graves, Gross, Baskerville & Schoenebaum, P.L.C.
        via facsimile: (515) 283-0231